
07007379


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH. D.C.
210
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 E. Valley Blvd., Suite 228-C
(No. and Street)

San Gabriel, CA 91776
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jun-Hua Liao 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jun-Hua Liao**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GlobaLink Securities, Inc.**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President / CEO.

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles } ss.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 23rd March 2007 (Date), before me, Peonie P CHEN (Printed Name of Notary Public),

personally appeared Jun Hua Liao (Printed Name(s) of Signer(s)),

- ☐ personally known to me - or -
- ☑ proved to me on the basis of satisfactory evidence:
  - ☑ form(s) of identification CA LICENSE
  - ☐ credible witness(es)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.


PEONIE P. CHEN
COMM. #1713413
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 30, 2010

(Seal)

Signature of Notary Public

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ____________________,

containing ______ pages, and dated ____________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ____________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ____________

representing: ____________ Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

- ☐ Additional Signer(s)
- ☐ Signer(s) Thumbprint(s)
- ☐ Other

U.S. Regular Mail


NASD

February 28, 2007

Michael Liao, President
Globalink Securities, Inc.
529 E. Valley Blvd., Ste 228-C
San Gabriel, CA 91776

RE: Request for Extension of Time to File Annual Audit for Year Ending December 31, 2006

Dear Mr. Liao:

This is in response to your letter dated February 23, 2007 requesting on behalf of Globalink Securities, Inc. an extension of time within which to file the annual audit report for the period ending December 31, 2006.

I understand the facts to be as follows:

> Globalink Securities, Inc. is required to file the annual audit report for the period ending December 31, 2006 by March 1, 2007. An extension of time is requested for your firm's auditor, George Brenner, CPA, to complete his auditing procedures of the firm's financial statements.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (a)(5), Globalink Securities, Inc. is hereby granted an extension of time to March 31, 2007 within which to file the annual audit report for the period ending December 31, 2006.

If you have any questions, please feel free to contact Mary Soo, Compliance Examiner at (213) 613-2642.

Sincerely,



Allissa Johnson
Supervisor

Cc: NASD Financial Operations
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20859

300 South Grand Avenue
Suite 1600
Los Angeles, California
90071-3126

tel 213 229 2300
fax 213 617 3299
www.nasd.com

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

GLOBALINK SECURITIES, INC.
529 E. VALLEY BOULEVARD, SUITE 228-C
SAN GABRIEL, CA 91776

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2006 and the related statements of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 28, 2007

GLOBALINK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash - checking	$ 4,841
Clearing broker's deposits	99,978
Commissions receivable	62,513
Property and equipment net of $83,559 depreciation	20,547
Other assets - nonallowable	7,281
TOTAL ASSETS	$ 195,160

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions payable	44,636
Accounts payable	3,830
Loan payable	41,000
TOTAL LIABILITIES	89,466
SHAREHOLDERS' EQUITY	
Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding)	50,000
Paid-in capital	2,139,830
Retained earnings (Deficit)	(2,084,136)
	105,694
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 195,160

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES – Schedule, Page 12	$ 1,102,148
COST OF SALES	
Clearing house expense	200,045
Commissions – processing fee	19,283
Commissions	552,912
TOTAL COSTS	772,240
GROSS PROFIT	329,908
OPERATING EXPENSES - Schedule, Page 12	312,242
INCOME (LOSS) BEFORE TAX PROVISION	17,666
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ 16,866

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	5,000	$50,000	$2,139,830	$(2,101,002)	$ 88,828
Net Income (Loss)				16,866	16,866
Balance, December 31, 2006	5,000	$50,000	$2,139,830	$(2,084,136)	$105,694

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (loss)	$ 16,866
Depreciation	14,872
	31,738
Changes in operating assets and liabilities:	
Clearing brokers' accounts	(4,232)
Commissions receivable	(4,314)
Non allowable assets	(2,127)
Commissions payable	(88)
Accounts payable	(18,176)
Net cash provided (used) in operating activities	2,801
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property equipment	(2,813)
CASH FLOW FROM FINANCING ACTIVITIES	
Loan Payment – Related Party	(19,000)
NET INCREASE (DECREASE) IN CASH	(19,012)
Cash: Beginning of the Year	23,853
Cash: End of the Year	$ 4,841

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ --
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) **Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

B) **Use of Estimates** - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) **Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 9 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of the loss, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has a new lease starting October, 2006 for three (3) years. The commitment is as follows:

2007	$23,969
2008	24,688
2009	25,429
	$74,086

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Presently, one arbitration is pending. Legal counsel has opined that there is a remote possibility of an unfavorable outcome although it is too uncertain to predict. In addition the counsel believes that in case of an unfavorable outcome, the damages would not exceed $20,000. Due to the uncertainty, nothing has been provided for in the financials.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C-3

Globalink Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; Globalink Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

GLOBALINK SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 105,694
Haircut	(727)
Nonallowable assets - page 10	(27,828)
NET CAPITAL	$ 77,139
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 5,964
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,964
EXCESS CAPITAL	$ 71,175
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,192
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 89,466
Percentage of aggregate indebtedness to net capital	116%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See Accompanying Notes to Financial Statements

GLOBALINK SECURITIES, INC.
NONALLOWABLE ASSETS
DECEMBER 31, 2006

NONALLOWABLE ASSETS

Property and equipment	$ 20,547
[1] Other assets	7,281
	$ 27,828

[1]

Petty Cash	$ 181
Loan Receivable- employee	1,025
Security Deposit	4,310
NASD CRD Deposit	1,765
	$ 7,281

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 28, 2007

GLOBALINK SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Agency Commissions	$ 781,678
Mutual Funds (including Trailers of $150,620)	201,152
Insurance Commissions	22,700
Interest	64,795
Customer Service Charge	3,298
Postage	10,609
Trading Income	13,374
Other	4,542
TOTAL REVENUES	$1,102,148
OPERATING EXPENSES	
Accounting Fees	$ 6,590
Advertising	26,101
Auto Expenses	5,163
Depreciation	14,872
Food and Entertainment	2,387
Insurance	4,725
Licenses and Permits	1,467
NASD Dispute Resolution	300
Office Expense	7,532
Office Machine Rental	1,723
Payroll Taxes	11,354
Postage and Delivery	2,562
Professional Services	22,880
Registration	12,719
Rent	27,262
Salary	144,252
T1 Line	11,443
Taxes and Assessments	3,233
Telephone	2,622
Miscellaneous	3,055
TOTAL OPERATING EXPENSE	$ 312,242

See Accompanying Notes to Financial Statements

PART II

GLOBALINK SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

In planning and performing my audit of the financial statements and supplemental schedules of Globalink Securities, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Globalink Securities, Inc.
San Gabriel, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 28, 2007

END